FINAL TERMS SUPPLEMENT (To Prospectus dated January 13, 2009, Product Supplement dated June 10, 2011, and Prospectus Supplement dated June 28, 2011)

Final Terms Supplement

UBS AG Trigger Yield Optimization Notes

UBS AG $144,986.76 Notes Linked to the common stock of Weatherford International Ltd. due December 20, 2012

Final Terms
Issuer	UBS AG, London Branch
Issue Price per Note	Equal to the initial price of the underlying stock.
Principal Amount per Note	Equal to the initial price of the underlying stock.
Term	Approximately 12 months.
Underlying Stock	The common stock of Weatherford International Ltd.
Coupon Payments

UBS AG will pay interest on the principal amount of the Notes on the coupon payment dates; provided that, if any coupon payment date would otherwise fall on a date which is not a business day, the relevant coupon payment date will be the first following day which is a business day unless that day falls in the next calendar month, in which case the relevant coupon payment date will be the first preceding day which is a business day. Each payment of interest due on a coupon payment date or on the maturity date, as the case may be, will include interest accrued from the last unadjusted coupon payment date to which interest has been paid or made available for payment (or the issue date in the case of the first coupon payment date) to the relevant unadjusted coupon payment date.

UBS will compute interest on the Notes on the basis of a 360-day year of twelve 30-day months. If the maturity date is postponed beyond the originally scheduled maturity date due to the occurrence of a market disruption event on the final valuation date, interest will cease to accrue on the originally scheduled maturity date. The table below sets forth each coupon payment date and reflects the coupon rate of 13.81% per annum. Amounts in the table below may have been rounded for ease of analysis.

Coupon Payment Date*	Coupon Payment (per Note)
January 20, 2012	$0.1512
February 21, 2012	$0.1512
March 20, 2012	$0.1512
April 20, 2012	$0.1512
May 21, 2012	$0.1512
June 20, 2012	$0.1512
July 20, 2012	$0.1512
August 20, 2012	$0.1512
September 20, 2012	$0.1512
October 22, 2012	$0.1512
November 20, 2012	$0.1512
December 20, 2012	$0.1512

*Coupon payment dates are subject to postponement in the event of a market disruption event, as described in the Trigger Yield Optimization Notes product supplement. The record date for coupon payment will be one business day preceding the coupon payment date.

Coupon Rate	The Notes will bear interest at a rate of 13.81% per annum.
Total Coupon Payable	13.81%
Payment at Maturity (per Note)

If the final price of the underlying stock is equal to or greater than the trigger price, we will pay you an amount in cash at maturity equal to your principal amount.

If the final price of the underlying stock is below the trigger price, we will pay you for each Note you own an amount in cash at maturity equal to the product of (i) the final price of the underlying stock, multiplied by (ii) the share factor (subject to adjustment as described below). In this scenario, the cash payment you receive will be significantly less than your principal amount and may be zero.

Closing Price

On any trading day, the last reported sale price (or, in the case of NASDAQ, the official closing price) of the underlying stock during the principal trading session on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.

Initial Price	$13.14, which is the closing price of the underlying stock on the trade date.
Trigger Price

$7.88, which is 60.00% of the initial price of the underlying stock. The trigger price is subject to adjustments in the case of certain corporate events, as described in the Trigger Yield Optimization Notes product supplement.

Final Price	The closing price of the underlying stock on the final valuation date.
Share Factor

The share factor is initially set equal to one. The share factor will be subject to adjustments in the case of certain corporate events as described in the accompanying Trigger Yield Optimization Notes product supplement under "General Terms of the Notes - Antidilution Adjustments".

Trade Date	December 15, 2011
Settlement Date	December 20, 2011
Final Valuation Date	December 17, 2012. The final valuation date may be subject to postponement in the event of a market disruption event, as described in the Trigger Yield Optimization Notes product supplement.
Maturity Date	December 20, 2012. The maturity date may be subject to postponement in the event of a market disruption event, as described in the Trigger Yield Optimization Notes product supplement.
CUSIP	90267U748
ISIN	US90267U7485
Tax Treatment

There is no tax authority that specifically characterizes the Notes. UBS and you agree, in the absence of an administrative determination or judicial ruling to the contrary, to characterize the Notes for tax purposes as an investment unit consisting of a non-contingent debt instrument and a put option contract in respect of the underlying stock. With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows::

Coupon Rate	Interest on Debt Component	Put Option Component
13.81% per annum	1.32% per annum	12.49% per annum
For further details and possible alternative tax treatments, please refer to the section entitled "What are the Tax Consequences of the Notes" in the prospectus supplement for more information.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING STOCK. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 3, UNDER "KEY RISKS" BEGINNING ON PAGE 5 OF THE PROSPECTUS SUPPLEMENT AND UNDER "RISK FACTORS" BEGINNING ON PAGE PS-13 OF THE TRIGGER YIELD OPTIMIZATION NOTES PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this final terms supplement, or the previously delivered prospectus supplement, Trigger Yield Optimization Notes product supplement and prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

See "Additional Information about UBS and the Notes" on page 3. The Notes we are offering will have the terms set forth in the Prospectus Supplement dated June 28, 2011 relating to the Notes, the Trigger Yield Optimization Notes product supplement, the accompanying prospectus and this final terms supplement.

Offering of Notes	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note

Weatherford International Ltd.	$144,986.76	$13.1400	$2,899.7352	$0.2628	$142,087.0248	$12.8772

UBS Financial Services Inc.

UBS Investment Bank

Final Terms Supplement dated December 15, 2011

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and a prospectus supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offering for which this final terms supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus Supplement dated June 28, 2011
http://www.sec.gov/Archives/edgar/data/1114446/000119312511175765/d424b2.htm
•	Trigger Yield Optimization Notes product supplement dated June 10, 2011
http://www.sec.gov/Archives/edgar/data/1114446/000119312511162722/d424b2.htm
•	Prospectus dated January 13,2009
http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to "UBS," "we," "our" and "us" refer only to UBS AG and not to its consolidated subsidiaries. In this document, "Trigger Yield Optimization Notes" or the "Notes" refer to the Notes that are offered hereby. Also, references to "prospectus supplement" mean the UBS prospectus supplement dated June 28, 2011, references to "Trigger Yield Optimization Notes product supplement" mean the UBS product supplement, dated June 10, 2011, relating to the Notes generally and references to the "accompanying prospectus" mean the UBS prospectus titled, "Debt Securities and Warrants", dated January 13, 2009.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here and are comparable to the corresponding risks discussed in the "Key Risks" section of the prospectus supplement, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the Trigger Yield Optimization Notes product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

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Risk of loss at maturity - The Notes differ from ordinary debt securities in that UBS will not necessarily pay the full principal amount of the Notes at maturity. UBS will only pay you the principal amount of your Notes in cash if the final price of the underlying stock is greater than or equal to the trigger price and only at maturity. If the final price of the underlying stock is below the trigger price, UBS will pay you an amount in cash at maturity equal to tha final price of the underlying stock for each Note that you own (subject to adjustments as described on the cover of this final terms supplement), which will be significantly less than your principal amount and may be zero.

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Higher coupon rates are generally associated with a greater risk of loss - Greater expected volatility with respect to the Note’s underlying stock reflects a higher expectation as of the trade date that the price of the underlying stock could close below its trigger price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on that Note. However, the underlying stock’s volatility can change significantly over the term of the Notes and the price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.

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The contingent repayment of your principal applies only at maturity - You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the stock price is above the trigger price.

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Your return on the Notes is limited to the coupons paid on the Notes - You will not participate in any appreciation of the underlying stock and your return on the Notes will be limited to the coupon payments. If the closing price of the underlying stock on the final valuation date is greater than or equal to the trigger price, UBS will pay you the principal amount of your Notes in cash at maturity and you will not participate in any appreciation in the price of the underlying stock even though you risked being subject to the decline in the price of the underlying stock. If the closing price of the underlying stock on the final valuation date is less than the trigger price, UBS will pay you an amount in cash at maturity equal to the final price of the underlying stock for each Note you own (subject to adjustments as described on the cover of this final terms supplement), which will be significantly less than your principal amount and may be zero. Any payment at maturity will be unaffected by any appreciation or decline in the price of the underlying stock after the final valuation date. Therefore, your return on the Notes is limited to the coupons paid on the Notes and may be less than your return would be on a direct investment in the underlying stock.

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Credit risk of UBS - The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

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Single stock risk - The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer (the “underlying stock issuer”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the underlying stock issuer and the underlying stock for your Notes. We urge you to review financial and other information filed periodically by the underlying stock issuer with the SEC.

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Owning the Notes is not the same as owning the underlying stock - The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock, and you will not participate in any appreciation of the underlying stock, over the term of the Notes. Furthermore, the underlying stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation.

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No assurance that the investment view implicit in the Notes will be successful - It is impossible to predict whether and the extent to which the price of the underlying stock will rise or fall. There can be no assurance that the underlying stock price will not rise by more than the coupons paid on the Notes or will not close below the trigger price on the final valuation date. The price of the underlying stock will be influenced by complex and interrelated political, economic, financial and other factors that affect the issuer of the underlying stock. You should be willing to accept the risks of owning equities in general and the underlying stock in particular, and the risk of losing some or all of your initial investment.

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The calculation agent can make adjustments that affect the payment to you at maturity - The calculation agent may adjust the amount payable at maturity by adjusting the share factor and trigger price for certain corporate events affecting the underlying stock, such as stock splits and stock dividends, and certain other actions involving the underlying stock. However, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying stock. If an event occurs that does not require the calculation agent to adjust the share factor and trigger price the market value of your Notes and the payment at maturity may be materially and adversely affected. Following certain corporate events relating to the issuer of the underlying stock where the issuer is not the surviving entity, the amount of cash you receive at maturity may be based on the common stock or American depositary shares of a successor to the underlying stock issuer in combination with any cash or any other assets distributed to holders of the underlying stock in such corporate event. If the issuer of the underlying stock becomes subject to (i) a reorganization event whereby the underlying stock is exchanged solely for cash or (ii) a merger or combination with UBS or any of its affiliates, the amount you receive at maturity may be based on the common stock or American depositary shares issued by another company. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “General Terms of the Notes - Antidilution Adjustments” beginning on page PS-30 of the Trigger Yield Optimization Notes product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity UBS will pay you an amount in cash equal to your principal amount, unless the final price of the underlying stock is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events). Regardless of any of the events discussed above, any payment on the Notes is subject to the creditworthiness of UBS.

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There is no affiliation between the underlying stock issuer and UBS, and UBS is not responsible for any disclosure by such issuer - We are not affiliated with the underlying stock issuer. However, we and our affiliates may currently or from time to time in the future engage in business with the underlying stock issuer. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the underlying stock and the underlying stock issuer. You, as an investor in the Notes, should make your own investigation into the underlying stock and the underlying stock issuer. The underlying stock issuer is not involved in the Notes offered hereby in any way and has no obligation of any sort with respect to your Notes. The underlying stock issuer has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

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There may be little or no secondary market for the Notes - No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price to public and to its intrinsic economic value; and as a result, you may suffer substantial losses.

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Price of Notes prior to maturity - The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of, the expected price volatility of and the dividend rate on the underlying stock, as well as the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

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Impact of fees on the secondary market price of Notes - Generally, the market price of the Notes after issuance is expected to be lower than the issue price to public of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

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Potential UBS impact on the market price of the underlying stock - Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Notes.

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Potential conflict of interest - UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price is below the trigger price and accordingly the payment at maturity on your Notes. The calculation agent may also postpone the determination of the final price and the maturity date if a market disruption event occurs and is continuing on the final valuation date and may make adjustments to the share factor, trigger price and the underlying stock itself for certain corporate events affecting the underlying stock. For more information, see the section “General Terms of the Notes — Antidilution Adjustments” beginning on page PS-30 of the Trigger Yield Optimization Notes product supplement.

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Potentially inconsistent research, opinions or recommendations by UBS - UBS and its affiliates may publish research or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes, and which may be revised without notice. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may influence the value of the Notes.

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Dealer incentives - UBS and its affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes which may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation of 2.0% per Note to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.

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Uncertain tax treatment - Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the sections entitled "What are the Tax Consequences of the Notes?" in the prospectus supplement and “Supplemental U.S. Tax Considerations ” beginning on page PS-44 of the Trigger Yield Optimization Notes product supplement and consult your tax advisor about your tax situation.

Information about the Underlying Stock

All disclosures regarding the underlying stock are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the underlying stock provided in this final terms supplement. You should make your own investigation into the underlying stock.

The underlying stock will be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying stock with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Weatherford International Ltd.

According to publicly available information, Weatherford International Ltd. ("Weatherford") is a provider of equipment and services used in the drilling, evaluation, completion, production and intervention of oil and natural gas wells. Weatherford's product offerings are grouped into ten service lines: Drilling Services; Artificial Lift Systems; Well Construction; Completion Systems; Integrated Drilling; Drilling Tools, Re-entry and Fishing; Stimulation and Chemicals Services; Wireline and Evaluation Services; and Pipeline and Specialty Services. The Drilling Services line includes directional drilling, controlled pressure drilling and well testing, drilling with-casing and drilling-with-liner systems and surface logging systems. The Artificial Lift Systems service line provides all forms of lifts, including progressing cavity pumps, reciprocating rod lift systems, gas lift systems, hydraulic lift systems, plunger lift systems and hybrid lift systems. The Well Construction service line includes the primary services and products required to construct a well. The Completion Systems service line offers its customers a line of completion tools and sand screens. Integrated Drilling service line offers project management services to its clients. Drilling Tools service line designs and manufactures tools, including its drilling jars, rotating control devices and other pressure-control equipment used in drilling oil and natural gas wells. Re-entry and Fishing service line enables clients to repair wells that have mechanical problems or that need work to prolong production of oil and natural gas reserves. Stimulation and Chemicals Services line includes fracturing technologies, coiled tubing technologies, cement services, chemical systems and drilling fluids. Wireline and Evaluation Services line measure the physical properties of underground formations to determine the location and potential deliverability of oil and gas from a reservoir. Pipeline and Specialty Services line provides a range of services used throughout the life cycle of pipelines and process facilities, onshore and offshore. Its geographic reporting segments include North America, Latin America, Europe/West Africa/ the Former Soviet Union and Middle East/North Africa/Asia. Information filed by Weatherford with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-34258, or its CIK Code: 0001453090. Weatherford's website is http://www.weatherford.com. Weatherford's common stock is listed on the New York Stock Exchange under the ticker symbol "WFT."

Information from outside sources is not incorporated by reference in, and should not be considered part of, this final terms supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for Weatherford's common stock, based on daily closing prices on the primary exchange for Weatherford. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. Weatherford's closing price on December 15, 2011 was $13.14. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close

01/03/2007	03/30/2007	$23.41	$18.46	$22.55

04/02/2007	06/29/2007	$29.18	$23.21	$27.62

07/02/2007	09/28/2007	$34.69	$25.49	$33.59

10/01/2007	12/31/2007	$35.79	$28.91	$34.30

01/02/2008	03/31/2008	$36.23	$28.09	$36.23

04/01/2008	06/30/2008	$49.59	$36.48	$49.59

07/01/2008	09/30/2008	$48.20	$23.05	$25.14

10/01/2008	12/31/2008	$23.58	$8.68	$10.82

01/02/2009	03/31/2009	$14.31	$9.22	$11.07

04/01/2009	06/30/2009	$23.44	$11.51	$19.56

07/01/2009	09/30/2009	$22.61	$17.37	$20.73

10/01/2009	12/31/2009	$20.58	$15.74	$17.91

01/04/2010	03/31/2010	$20.47	$14.97	$15.86

04/01/2010	06/30/2010	$18.48	$12.73	$13.14

07/01/2010	09/30/2010	$17.40	$13.07	$17.10

10/01/2010	12/31/2010	$22.87	$16.81	$22.80

01/03/2011	03/31/2011	$26.08	$19.88	$22.60

04/01/2011	06/30/2011	$23.05	$16.90	$18.75

07/01/2011	09/30/2011	$22.49	$12.21	$12.21

10/03/2011*	12/14/2011*	$16.75	$11.46	$13.42

* As of the date of this final terms supplement, available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through December 14, 2011. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of Weatherford's common stock for the period indicated, based on information from Bloomberg. The solid line represents the trigger price of $7.88, which is equal to 60.00% of the closing price on December 15, 2011. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Supplemental Plan of Distribution (Conflicts of Interest)

We have agreed to sell to UBS Financial Services Inc. and certain of its affiliates, together the "Agents," and the Agents have agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this final terms supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes; and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest - Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a "conflict of interest" in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.